File No. 70-9803

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549
                   ------------------------------------------


                 AMENDMENT NO. 4 (POST-EFFECTIVE AMENDMENT NO. 2)
                                       TO
                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                   THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                   --------------------------------------------

                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                       (Name of company filing this statement
                      and address of principal executive offices)

                                  Cinergy Corp.

                    (Name of top registered holding company)

                       Wendy L. Aumiller/Acting Treasurer
                                  Cinergy Corp.
                             139 E. 4th Str., 24AT2
                             Cincinnati, Ohio 45202

                     (Name and address of agent for service)






                       Please direct communications to:

                         George Dwight II/Senior Counsel
                                  Cinergy Corp.
                             139 E. 4th Str., 25AT2
                             Cincinnati, Ohio 45202
                                513-287-2643 (ph)
                                513-287-3810 (f)
                               gdwight@cinergy.com

William C. Weeden                                    William T. Baker, Jr.
Skadden Arps Slate Meagher & Flom                    Thelen Reid & Priest LLP
1400 New York Avenue, N.W.                           40 West 57th Street
Washington, D.C.  20005                              New York, New York  10019
202-371-7877 (ph)                                    212-603-2106 (ph)
202-371-7012 (f)                                     212-603-2001 (f)
wweeden@skadden.com                                  wbaker@thelenreid.com
-------------------                                  ---------------------


The post-effective amendment filed in this proceeding on December 14, 2001 is hereby amended and restated in its entirety to read as follows:


Item 1.  Description of Proposed Transactions

         A.       Background: May 2001 Order; Reservation of Jurisdiction

         By order dated May 4, 2001 in this file (HCAR No. 27393) (the "May 2001 Order"), the Commission authorized Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), to engage, indirectly through any one or more of Cinergy's existing or future nonutility subsidiaries ("Nonutility Subsidiaries"), in certain categories of nonutility businesses, both within and outside the United States, and to adjust the equity capitalization of subsidiary companies, reserving jurisdiction, however, over certain proposed transactions.

         More specifically, the Commission authorized Cinergy's Nonutility Subsidiaries (1) to market energy management services1 and energy-related consulting services2 anywhere in the world, and (2) to broker and market energy commodities in the United States and Canada. Pending completion of the record, the Commission reserved jurisdiction over (a) any Nonutility Subsidiary engaging in the brokering and marketing of energy commodities in countries other than the United States and Canada, and (b) Cinergy's proposal, on behalf of itself and its Nonutility Subsidiaries, to invest up to $1 billion over a ten-year period in nonutility energy-related assets (together with the equity securities of companies substantially all of whose assets are comprised of Energy-Related Assets) located anywhere in the world that are ancillary to the Nonutility Subsidiaries' energy commodity marketing businesses.

         Finally, the May 2001 Order authorized Cinergy in its discretion to change the terms of, or otherwise adjust, the equity capitalization of wholly-owned utility and Nonutility Subsidiaries. Jurisdiction was reserved over adjustments to equity capitalization of non-wholly-owned subsidiaries, pending completion of the record.

B.       Requested Authority:  Partial Release of Jurisdiction

         Several recent orders to other registered holding companies have authorized proposals similar to those over which jurisdiction was reserved in the May 2001 Order. Accordingly, to afford it similar opportunities and flexibility in regard to its nonutility businesses and otherwise, Cinergy now requests a supplemental order releasing in part the jurisdiction reserved in the May 2001 Order, as more particularly described below.

         Cinergy will not seek recovery through higher rates to its utility subsidiaries' customers for any losses Cinergy may sustain, or any inadequate returns it may realize, in respect of the proposed transactions.

                  1.       Geographic Extension of Energy Marketing Activities

         The May 2001 Order restricted the geographic scope of the energy commodity activities to the United States and Canada. Cinergy now requests a release of jurisdiction, to permit Nonutility Subsidiaries to engage in the business of brokering and marketing energy commodities (including but not limited to electricity, natural gas and other combustible fuels) in the United States, Canada and Mexico.3 The proposed transactions thus would supplement the May 2001 Order, by extending the geographic scope of the authorized activities to Mexico.

         Pending completion of the record, Cinergy requests that the Commission continue to reserve jurisdiction over:

(1) the Nonutility Subsidiaries engaging in the business of brokering and marketing energy commodities (including but not limited to electricity, natural gas and other combustible fuels) in any country other than the United States, Canada and Mexico; and

(2) Cinergy's proposal, on behalf of itself and its Nonutility Subsidiaries, to invest up to $ 1 billion over a ten-year period in nonutility energy-related assets and the equity securities of companies substantially all of whose assets are comprised of such nonutility energy-related assets located anywhere in the world that are incidental to and used to support the Nonutility Subsidiaries' energy commodity marketing businesses.

2.       Adjustments to Equity Securities of Majority-Owned Subsidiaries

         As noted, the May 2001 Order authorized Cinergy to alter the equity capitalization of wholly-owned subsidiaries, but reserved jurisdiction over such action in respect of subsidiaries not wholly-owned by Cinergy.4 The Commission recently granted such authority in respect of another registered holding company.5 Accordingly, Cinergy now requests that the Commission release its jurisdiction, so that Cinergy may also adjust the equity capitalization of less than wholly-owned subsidiaries consistent with such precedent. The authority requested hereby is intended to supplement the existing authority granted in respect of wholly-owned subsidiaries.

         Specifically, Cinergy requests authority, on behalf of itself and any such subsidiary, to change the terms of, or otherwise adjust, as Cinergy deems appropriate or necessary, without the need for further Commission authorization, the capital stock, common stock, preferred stock, limited liability company membership interests or other equity interests (collectively, "Equity Securities") of any subsidiary in which Cinergy holds, directly or indirectly, at least a 50% but less than 100% ownership interest ("Majority-Owned Subsidiaries"), provided that in any such case, prior to effecting any such adjustment, Cinergy obtains the consent of each other holder of an ownership interest therein.

         As with adjustments authorized in the May 2001 Order, the following terms and conditions would likewise apply to any adjustment of Equity Securities of Majority-Owned Subsidiaries: (1) any such action would comply with any requirements applicable by Commission order or otherwise under the Act in respect of the terms and conditions of any such Equity Securities, and (2) any such action in respect of a utility subsidiary would be subject to, and would only be taken upon the receipt of, any necessary approvals by the state commission in the state or states where the utility subsidiary is organized and doing business.

         Finally, Cinergy requests that the Commission continue to reserve jurisdiction over any such adjustment of Equity Securities where Cinergy owns less than a 50% ownership interest in the subsidiary in question, pending completion of the record.

Item 2.  Fees, Commissions and Expenses

         Cinergy estimates total fees and expenses in connection with the proposed transactions of not more than $10,000, consisting chiefly of outside counsel fees and expenses.

Item 3.  Applicable Statutory Provisions

         Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and rules 42 and 54 thereunder are or may be applicable to the proposed transactions.

         Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

         Cinergy currently does not meet the conditions of rule 53(a). As of December 31, 2001, Cinergy's "aggregate investment," as defined in rule 53(a)(1), in EWGs and FUCOs was approximately $1,302.5 million. This amount is equal to approximately 102% of Cinergy's average "consolidated retained earnings," also as defined in rule 53(a)(1), for the four quarters ended December 31, 2001 of approximately $1,276.3 million, which exceeds the 50% "safe harbor" limitation contained in the rule.

         By order dated May 18, 2001 in File No. 70-9577 (HCAR No. 27400) ("May 2001 Order"), the Commission authorized Cinergy to increase its aggregate investment in EWGs and FUCOs to an amount equal to the sum of (1) 100% of Cinergy's average "consolidated retained earnings" plus (2) $2,000,000,000 (excluding any investments subject to the Restructuring Limit, as defined therein). Therefore, although Cinergy's aggregate investment at December 31, 2001 exceeds the 50% "safe harbor" limitation, it is well within the higher investment level granted by the May 2001 Order.

         With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 1998 Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt. As of December 31, 2001, Cinergy's consolidated capitalization consisted of 40.3% equity and 59.7% debt. These ratios are within acceptable ranges, as further reflected by the fact that at December 31, 2001, Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. Pursuant to HCAR No. 27190 dated June 23, 2000, Cinergy has committed to maintain a 30% consolidated common equity ratio (subject to certain qualifications), and the proposed transactions will have no adverse impact on Cinergy's ability to meet that commitment. At December 31, 2001, Cinergy's consolidated common equity ratio was 35.8%.

         With respect to earnings, Cinergy's interests in EWGs and FUCOs have made consistent and significant contributions to Cinergy's consolidated retained earnings, as reflected in the quarterly certificates filed by Cinergy in Docket Nos. 70-9011 and 70-9577. Although Cinergy's consolidated earnings for the year ended December 31, 1997 were negatively affected by Cinergy's 50% ownership interest in Midlands Electricity plc ("Midlands"), a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time, non-recurring windfall tax. Significantly, this tax did not affect earnings from ongoing operations, and therefore would not have any negative impact on earnings in future periods. In July 1999, Cinergy sold all of its ownership in Midlands, realizing a substantial profit.

         Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of rule 53. With reference to rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 4.  Regulatory Approval

         The proposed transactions are not subject to the jurisdiction of any state or federal commission other than this Commission, except possibly in respect of applicable state commissions in the case of proposed adjustments to Equity Securities of Cinergy's utility subsidiaries, depending on the terms of the proposed adjustment.

Item 5.  Procedure

         Cinergy requests that the Commission issue an order as soon as practicable granting and permitting this amended Application-Declaration to become effective. Cinergy believes that no publication of a public notice is necessary in regard to the proposed transactions in that the proposed transactions are within the scope of the transactions originally proposed in this proceeding.

         Cinergy waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

         Cinergy will continue to include in its quarterly reports on Form U-9C-3 a description of all energy-related activities conducted outside the United States pursuant to the authorization requested in this application.

Item 6.  Exhibits and Financial Statements

         Not applicable

Item 7.  Information as to Environmental Effects

         (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amended Form U-1 to be signed on its behalf by the officer indicated below.

         Dated:  February 26, 2002

                                                 Cinergy Corp.

                                            By: /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Acting Treasurer

--------
1  Energy management services were defined as comprising--
    (1) identification (through energy audits or otherwise) of energy and other resource (water, labor, maintenance, materials, etc.) cost reduction or efficiency opportunities; (2) design of facility and process modifications or enhancements to realize such opportunities; (3) management, or direct construction and installation, of energy conservation or efficiency equipment; (4) training of client personnel in the operation of equipment;
    (5) maintenance of energy systems; (6) design, management or direct construction and installation of new and retrofit heating, ventilating, and air conditioning (`HVAC'), electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures, to realize energy and other resource efficiency goals or to otherwise meet a customer's energy-related needs; (7) system commissioning (i.e., monitoring the operation of an installed system to ensure that it meets design specifications); (8) reporting of system results; (9) design of energy conservation programs; (10) implementation of energy conservation programs;
    (11) provision of conditioned power services (i.e., services designed to prevent, control or mitigate adverse effects of power disturbances on a customer's electrical system to ensure the level of power quality required by the customer, particularly with respect to sensitive electronic equipment); and (12) other similar or related activities.

2 Consulting services were defined as comprising-- technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, commercialization of electro-technologies, meter reading and repair, rate schedule analysis and design, environmental services, engineering services, billing services including conjunctive billing, summary billing for customers with multiple locations and bill auditing, risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar or related services.

3 See FirstEnergy Corp., GPU, Inc., et al., HCAR No. 27459 (Oct. 29, 2001) (authorizing energy commodity brokering and marketing businesses in United States, Canada and Mexico).

4 As noted in the original application in this proceeding, a variety of circumstances may arise in which Cinergy deems it prudent or otherwise desirable, for tax efficiency or other reasons, to make adjustments to the Equity Securities of its subsidiaries. For example, a proposed sale of capital stock could exceed the then authorized capital stock of a subsidiary. It may become desirable to convert a subsidiary's par value capital stock to no par value stock. Likewise, Cinergy may determine to convert the legal form of a subsidiary, from a corporation to a limited liability company or other authorized form of legal entity, or vice versa. Cinergy may determine to have a subsidiary effect a reverse stock split, to reduce franchise taxes or for other reasons. And Cinergy may determine to increase or reduce the total number of shares of capital securities it holds in a subsidiary, while maintaining its percentage ownership therein.

5 See FirstEnergy Corp., GPU, Inc., et al., HCAR No. 27459 (Oct. 29, 2001) (authorizing changes to equity securities of subsidiaries in which registered holding company holds at least 50% ownership, provided that other owners consent); see also New Century Energies, Inc., et al., HCAR No. 26750 (Aug. 1, 1997) (authorizing changes to equity securities of subsidiaries, regardless of percentage ownership by registered holding company).